SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                           UTILITY INVESTMENTS LIMITED
                                  P.O. Box 1867
                                  Auckland, NZ

                               TRUSTPOWER LIMITED
                                Private Bag 12023
                              Tauranga, New Zealand

                      INFRASTRUCTURE & UTILITIES NZ LIMITED
                                   PO Box 320
                             Wellington, New Zealand
                -------------------------------------------------
                       (Name of foreign utility companies)


                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703
                ------------------------------------------------
                   (Name of filing company if filed on behalf
                          of a foreign utility company)

                The Commission is requested to mail copies of all communications relating to this Notification to:

                                 Barbara J. Swan
                                 General Counsel
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                              William T. Baker, Jr.
                            Thelen Reid & Priest LLP
                               40 West 57th Street
                            New York, New York 10019

         Alliant Energy Corporation ("Alliant"), a Wisconsin corporation and a registered holding company under the Public Utility Holding Company Act of 1935 (the "1935 Act"), as amended, acting on behalf of Utility Investments Limited ("UIL"), a New Zealand company, TrustPower Limited ("TrustPower"), a New Zealand company, and Infrastructure & Utilities NZ Limited ("Infratil"), a New Zealand company, hereby notifies the Securities and Exchange Commission (the "Commission") that UIL, TrustPower and Infratil each is, and hereby claims status as, a foreign utility company ("FUCO") within the meaning of Section 33 of the 1935 Act.


ITEM 1.  NAME, BUSINESS ADDRESS, FACILITIES AND OWNERSHIP.
         ------------------------------------------------

         The name and business address of the companies claiming FUCO status are as follows:

         Utility Investments Limited
         P.O. Box 1867
         Auckland, New Zealand

         TrustPower Limited
         Private Bag 12023
         Tauranga, New Zealand

         Infrastructure & Utilities NZ Limited
         PO Box 320
         Wellington, New Zealand

     UIL is a wholly-owned subsidiary of Oceania & Eastern Investments Limited, a member of Oceania & Eastern Group, a privately-owned New Zealand investment group. UIL directly holds a 10.4% equity interest in TrustPower. UIL also directly holds a 10.1% equity interest in Infratil, which in turn holds a 25.78% equity interest in TrustPower.(1) Other holders of 5% or more of the voting securities of TrustPower are believed to include: Tauranga Electricity Consumers Trust and AGL New Zealand Limited. Other shareholders of Infratil include New Zealand investment institutions and the general public. Alliant International New Zealand Ltd. (formerly IES New Zealand Limited) ("Alliant International-NZ"), a wholly-owned indirect subsidiary of Alliant and itself a FUCO, has made a loan to UIL.(2)

         Trust Power generates and sells electricity at retail in the Bay of Plenty and other areas exclusively within New Zealand. TrustPower operated as a vertically integrated electric utility until January 1999, when, in compliance with the Electricity Industry

-------------------

1        Infratil also holds a 5% equity interest in Powerco Limited
("Powerco"), a New Zealand company, and Central Power Limited ("Central Power"), also a New Zealand company.
2        See Form U-57 Notification of Foreign Utility Company Status, dated
November 20, 1997, filed on behalf of IES New Zealand Limited. Alliant International-NZ is a minority shareholder in Powerco and, until recently, was a minority shareholder in Central Power.

Reform Act 1998 ("EIRA"), it sold its transmission and distribution lines. As part of the EIRA restructuring, Trust Power acquired retail businesses and small hydroelectric generation facilities in various parts of New Zealand, including Otago, Westland, Marlborough, Taranaki, Manawatu, and the Waikato. TrustPower trades electricity over most networks in New Zealand.

         Currently, TrustPower owns 31 small hydroelectric generating stations ranging in size from less than 1 MW capacity to 110 MW. In addition, TrustPower owns a wind farm of 32 MW capacity. TrustPower's total generating capacity is 425 MW and it has sales of approximately 1800 GWh per year.

         TrustPower supplies power to about 210,000 customers, of which about 100,000 are in the Bay of Plenty area. Its total sales are about 3,300 GWh/year. The shortfall between owned generation and sales is made up by purchases in the wholesale electricity market.

ITEM 2.  DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANIES OF UIL, TRUSTPOWER
         --------------------------------------------------------------
         AND INFRATIL.
         ------------

         The following companies, each of which is a direct or indirect subsidiary of Alliant, are domestic public utility companies and associate companies of Alliant International-NZ, which, as indicated, has made a loan to
UIL: IES Utilities Inc., Interstate Power Company, Wisconsin Power and Light Company and South Beloit Water, Gas & Electric Company (collectively, the "Domestic Utilities"). At present, none of the Domestic Utilities has any relationship with any of the FUCOs identified above.


                         EXHIBIT A. STATE CERTIFICATION.

                                  Inapplicable.


                                  SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        ALLIANT ENERGY CORPORATION


                                        By:      /s/ Barbara J. Swan
                                            -----------------------------------
                                            Barbara J. Swan
                                            Executive Vice President
                                            and General Counsel

Date:  August 20, 1999